UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Standby Equity Purchase Agreements

On November 12, 2026, NANO-X IMAGING LTD (the “Company”) entered into two Standby Equity Purchase Agreements with YA II PN, Ltd., a Cayman Islands exempt limited company (the “Investor”): a standby equity purchase agreement providing for sales of up to $40,000,000 of Ordinary Shares on a private placement basis (the “Resale SEPA”) and a standby equity purchase agreement providing for sales of up to $10,000,000 of Ordinary Shares on a registered primary offering basis (the “Primary SEPA” and, together with the Resale SEPA, the “SEPAs”). Pursuant to the SEPAs, the Company will be able to sell up to an aggregate of $50,000,000 of its ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), at the Company’s sole option, from time to time during the applicable commitment periods, subject to the terms and conditions of the respective SEPAs.

The Company may request a purchase of Ordinary Shares under either SEPA by delivering an advance notice to the Investor specifying the number of shares to be sold (an “Advance”). The Company is not obligated to utilize any of the $50,000,000 available under the SEPAs and there are no mandatory minimum Advances or non-usage fees. Subject to the limitations and conditions of the applicable SEPA, the Investor is obligated to purchase the applicable shares upon receipt of a valid Advance notice.

Pursuant to the terms of the SEPAs, Ordinary Shares sold to the Investor in an Advance will generally be priced at 97% of the market price, which is defined as the lowest daily volume-weighted average price (“VWAP”) of the Ordinary Shares during the applicable pricing period, excluding any excluded days described below. The pricing period is generally the three consecutive trading days commencing on the date the Advance notice is deemed delivered, unless otherwise agreed by the parties. The purchase price is determined after delivery of the Advance notice.

The Company may specify a minimum acceptable price in an Advance notice. Each trading day during the pricing period on which the daily VWAP is below that price, or for which there is no VWAP, is an excluded day and generally reduces the number of shares requested by one-third. The Company may terminate an Advance at the end of an excluded day. The number of shares may be increased as provided in the applicable SEPA to reflect shares sold by the Investor on excluded days or elected to be purchased by the Investor, subject to the amount requested and applicable limitations. Such additional shares are priced at 97% of the specified minimum acceptable price.

Any sale of Ordinary Shares pursuant to either SEPA is subject to certain limitations. Each Advance is subject to a maximum number of shares equal to the greater of (i) 100% of the average daily trading volume of the Ordinary Shares during the five consecutive trading days immediately preceding the Advance notice and (ii) the number of Ordinary Shares equal to $2,500,000 based on the last closing price before delivery of the Advance notice, unless the parties otherwise agree in writing. The Investor may not purchase shares that would cause its and its affiliates’ aggregate beneficial ownership to exceed 9.99% of the then outstanding voting power or number of Ordinary Shares. An Advance may not exceed the number of shares or offering amount registered under the applicable effective registration statement or cause aggregate Advances under the applicable SEPA to exceed its commitment amount.

Pursuant to the Resale SEPA, the Company is required to register for resale by the Investor the Ordinary Shares eligible to be sold under the Resale SEPA. The Company, in its sole discretion, may choose when to file one or more resale registration statements, but may not request an Advance under the Resale SEPA until a registration statement covering resale of the applicable shares is effective. Pursuant to the Primary SEPA, the offer and sale of Ordinary Shares by the Company to the Investor is to be registered under the Company’s registration statement on Form F-3, and the Company is required to file a prospectus supplement relating to the transactions before delivering an Advance notice. The SEPAs contain requirements concerning the maintenance of the applicable registration statements during their respective commitment periods, subject to their terms. Each Advance is subject to additional conditions, including filing of this Report of Foreign Private Issuer on Form 6-K, accuracy of the Company’s representations and warranties in all material respects, compliance with its material obligations, required authorizations, continued eligibility to rely on the applicable Nasdaq home country practice, and the absence of specified trading, listing or other restrictions or a continuing material outside event. Issuance of the commitment shares is also a condition to an Advance under the Resale SEPA.

The Ordinary Shares to be issued pursuant to the Resale SEPA are intended to be issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or another available exemption. Resales by the Investor are subject to the Securities Act and the terms of the Resale SEPA. The offer and sale of Ordinary Shares by the Company to the Investor under the Primary SEPA are to be registered under the Securities Act. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

As previously disclosed, substantial doubt exists about the Company’s ability to continue as a going concern. The Company expects that it will need additional financing, and there can be no assurance that funding under the SEPAs or other financing will be available when needed or on acceptable terms, or that any proceeds will be sufficient to address the Company’s liquidity needs.

The SEPAs are non-exclusive and permit the Company to undertake other financing transactions, subject to their terms. The Company intends to use the net proceeds from the sale of the Ordinary Shares, if any, for working capital and general corporate purposes, subject to the restrictions in the SEPAs. The total amount of funds that ultimately can be raised under the SEPAs will depend on, among other things, the Company’s election to request Advances, satisfaction of the applicable conditions, the market price and trading volume of the Ordinary Shares, and the number of shares registered and available for issuance. Sales of Ordinary Shares under the SEPAs could dilute existing shareholders.

Pursuant to the Resale SEPA, the Company also agreed to pay the Investor or its designee a structuring fee in the amount of $15,000, of which $10,000 was paid before the date of the SEPAs and $5,000 will be deducted from the proceeds of the first Advance under the Resale SEPA. The remaining $5,000 is not payable if no Advance under the Resale SEPA is consummated. The Company will bear its own expenses associated with the SEPAs and the transactions contemplated thereby, including specified registration and listing expenses. The SEPAs contain representations, warranties, covenants and indemnification provisions.

Pursuant to the Resale SEPA, the Company agreed to pay the Investor a commitment fee (the “Commitment Fee”) equal to $500,000, or 1% of the aggregate $50,000,000 commitment amount under the SEPAs. Of that amount, $375,000 is payable by issuing Ordinary Shares to the Investor within three trading days after the effective date of the Resale SEPA, with the number of shares determined by dividing $375,000 by the daily VWAP of the Ordinary Shares on the trading day immediately preceding the effective date. The remaining $125,000 will be paid by issuing the Investor, a number of Ordinary Shares equal to $125,000 divided by the daily VWAP of the Ordinary Shares on the Trading Day immediately preceding the Effective Date, within three trading days after the Company completes an increase of its authorized share capital by NIS 2,000,000 (consisting of 200,000,000 additional Ordinary Shares) or, if that increase is not completed by December 31, 2026, by the close of business on that date. The commitment shares are fully earned and non-refundable, regardless of whether any Advances under the Resale SEPA are requested or settled or the Resale SEPA is subsequently terminated. The offer and sale of Ordinary Shares issued by the Company to the Investor in connection with the Commitment Fee are to be registered under the Securities Act on the Company’s effective registration statement on Form F-3.

Each SEPA will terminate automatically on the earlier of 24 months after its effective date and the date on which the Investor has paid its full commitment amount for Advances under that SEPA. The Company may also terminate either SEPA by written notice if there are no outstanding Advance notices under that SEPA for which shares remain to be issued and the Company has paid all amounts owed to the Investor under that SEPA. The parties may terminate either SEPA at any time by mutual written consent. Termination does not release either party from liability for a prior breach, and the indemnification provisions survive termination.

The Company may suspend use of the applicable registration statement in specified circumstances, including to delay disclosure of material non-public information or to amend or supplement the registration statement or prospectus, subject to the limitations in the applicable SEPA. The Company may not deliver an Advance notice during such a suspension or a continuing material outside event. If the Company notifies the Investor during a pricing period of a suspension or material outside event, the pending Advance ends, and the number of shares to be purchased is generally limited to the number sold by the Investor during that pricing period before the notification. Each SEPA restricts short sales by the Investor and specified related persons, while permitting certain sales of shares that the Investor is unconditionally obligated to purchase under a pending Advance notice, subject to applicable law.

The descriptions of the SEPAs set forth above are qualified in their entirety by reference to the full texts of the Resale SEPA and the Primary SEPA, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s ability to sell Ordinary Shares under the SEPAs, the filing and effectiveness of a resale registration statement, potential proceeds and their intended use, and the Company’s financing and liquidity needs. Actual results may differ materially from those expressed or implied due to risks and uncertainties, including the conditions and limitations on Advances, market conditions, the availability of authorized shares and the risks described under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, and in subsequent reports furnished to or filed with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Exhibits

Exhibit No.	Exhibit
10.1	Standby Equity Purchase Agreement (Resale SEPA), dated November 12, 2026, by and between NANO-X IMAGING LTD and YA II PN, Ltd.
10.2	Standby Equity Purchase Agreement (Primary SEPA), dated November 12, 2026, by and between NANO-X IMAGING LTD and YA II PN, Ltd.

Incorporation by Reference

The information contained in this Form 6-K, including Exhibits 10.1 and 10.2 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), as amended, and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: November 12, 2026	By:	/s/ Erez Meltzer
		Name:	Erez Meltzer
		Title:	Chief Executive Officer

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